Harley-Davidson Credit Corp.
222 W. Adams Street, Suite 2000
Chicago, IL 60606-5307

August 25, 2016

Ms. Katherine Hsu
Office Chief
Office of Structured Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549-7010

Re:	Harley-Davidson Motorcycle Trust 2013-1
Comment letter dated August 11, 2016
Commission File No. 333-180185-02

Dear Ms. Hsu:

In response to the comment letter dated August 11, 2016 relating to the Annual Report on Form 10-K of Harley-Davidson Motorcycle Trust 2013-1 (the “Trust”) filed March 28, 2016 (“Form 10-K”), the following are the Trust’s responses. For your convenience, we have included the text of the comment from the Securities and Exchange Commission (the “Commission”) in each case.

Part III of Form 10-K

Item 1119 of Regulation AB. Affiliations and Certain Relationships…. page 4

1.
We note your disclosure about the credit losses of Harley-Davidson Credit Corp.’s (“HDCC”) managed retail motorcycle loans. It is not clear what you mean by “managed retail motorcycle loans” and whether they consist only of loans held by HDCC or whether they also include loans sold through asset-backed securitization transactions. Please confirm that, in future filings for any transactions for which Harley-Davidson Credit Corp. is responsible for filing Form 10-K, that you will include a description of what constitutes HDCC’s managed retail motorcycle loans.

Answer: Harley-Davidson Credit Corp. confirms that, in future filings for any transactions for which Harley-Davidson Credit Corp. is responsible for filing Form 10-K, Harley-Davidson Credit Corp. will include a description of what constitutes Harley-Davidson Credit Corp.’s managed retail motorcycle loans.

Part IV of Form 10-K

Exhibit 31.1

2.
The signature block of the certification suggests that the issuing entity, rather than a natural person in his or her individual capacity is providing the certification. Refer to the last sentence of note 1 to Item 601(b)(31)(ii). Please file an amended certification that conforms to the signature requirements of Item 601(b)(31)(ii). Also, please confirm that, in future filings for this issuing entity and any other transactions for which Harley-Davidson Credit Corp. acts as servicer, your certifications will conform to the signature requirements of Item 601(b)(31)(ii).

Answer: Harley-Davidson Credit Corp. has filed an amendment to the Form 10-K (and amendments to corresponding Form 10-Ks for other transactions for which Harley-Davidson Credit Corp. acts as servicer) to include an amended certification that eliminates the suggestion that the issuing entity, rather than a natural person in his or her individual capacity, is providing the certification. Harley-Davidson Credit Corp. also confirms that, in future filings for the Trust and any other transactions for which Harley-Davidson Credit Corp. acts as servicer, the certifications will conform to the signature requirements of Item 601(b)(31)(ii).

In addition, as requested by the Commission, Harley-Davidson Credit Corp. and the Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide responses and clarifications to the comments raised in your correspondence of August 11, 2016. If there are any further comments or questions, please do not hesitate to contact me at 414-343-7863.

Very truly yours,

Harley-Davidson Credit Corp.

By:

/s/ James Darrell Thomas

James Darrell Thomas
Vice President, Treasurer
and Assistant Secretary

cc:
Hughes Bates, Securities and Exchange Commission
Bill Jue, Harley-Davidson Credit Corp.
Julia Landes, Harley-Davidson Credit Corp.